Item 77E - DWS Global Income Builder Fund
(formerly DWS Balanced Fund) (a series of
DWS Market Trust)
On December 7, 2010, DWS Global Income
Builder Fund was named as a defendant in the First
Amended Complaint and Objection to Claims filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy Court for the District of Delaware in the lawsuit Tribune Company, et al., Debtors, Official Committee of Unsecured
Creditors v. JPMorgan Chase Bank, N.A. et al. (the
"Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO ("LBO Debt") and shares of the Tribune
Company held by shareholders were tendered for or were converted to a right to receive cash.
Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The
Lawsuit seeks to avoid the obligations on the LBO
Debt and to recover payments of principal and interest made by the Tribune Company on the LBO
Debt. The Fund currently holds LBO Debt securities and has received approximately $24,151 in interest payments and $3,450 in principal payments as of April 30, 2012. All proceedings on the Lawsuit were stayed pending a decision by the Bankruptcy Court on which of two proposed plans of reorganization would be confirmed. One of the plans proposed to settle the litigation, while the other plan proposed to proceed with the litigation.
The Bankruptcy Court rejected both plans. The decision rejecting the plan proposing to proceed with the litigation has been appealed and a revised plan proposing to settle the litigation has been submitted to the Bankruptcy Court. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on the Fund.




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